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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-15525

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Edwards Lifesciences Corporation One Edwards Way Irvine, California 92614 (949) 250-2500

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule

Page
Reports of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	4
Notes to Financial Statements	5
Supplemental Schedules*
Signature	11
Exhibits:
23.1—Consent of Independent Registered Public Accounting Firm	13
23.2—Consent of Independent Registered Public Accounting Firm	14

*
Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

i

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

        We have audited the accompanying statements of net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/  MOSS ADAMS LLP
Orange County, California

May 28, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

        In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP
Orange County, California

June 26, 2003

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2003	2002
ASSETS
Investments in Master Trust, at fair value	$138,638,810	$114,688,260
Receivables:
Dividends and interest receivable	152,834	316,189
Participant contributions	—	93,911
Company contributions	209,264	983,930

Total receivables	362,098	1,394,030

Total assets	139,000,908	116,082,290

LIABILITIES
Accounts payable	—	(68,633)

Net assets available for benefits	$139,000,908	$116,013,657

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value in Master Trust	$17,424,772	$—
Interest	1,534,382	1,997,872
Dividends	152,834	162,178

Total investment income	19,111,988	2,160,050
Contributions:
Participant contributions	8,101,453	7,425,708
Company contributions	4,150,842	4,709,662
Rollover contributions	604,235	1,153,589

Total contributions	12,856,530	13,288,959

Total additions	31,968,518	15,449,009
Deductions from net assets:
Net depreciation in fair value in Master Trust	—	19,788,537
Benefits paid to participants	8,671,527	7,560,624
Administrative expenses	309,740	264,366

Total deductions	8,981,267	27,613,527

Net increase (decrease) in net assets available for benefits	22,987,251	(12,164,518)
Net assets available for benefits:
Beginning of year	116,013,657	128,178,175

End of year	$139,000,908	$116,013,657

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Notes to Financial Statements

1.     Description of the Plan

        The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of the Company who have met certain eligibility requirements, as described below.

Eligibility

        Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended; and

  3.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are currently employees of the Company. State Street Bank and Trust Company ("Trustee") serves as trustee of the Plan assets and CitiStreet Institutional and Total Benefits Outsourcing provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first three percent of the participant's annual eligible compensation contributed to the Plan on a dollar for dollar basis. The Company matches the next two percent of the participant's annual eligible compensation to the Plan on a 50% basis. Each participant who is an hourly manufacturing employee is eligible to receive discretionary profit sharing contributions in an amount targeted at three percent of such participant's annual base pay based on the achievement of certain performance measures. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain limitations. Certain employees are also eligible for transitional contributions related to the spin-off from Baxter, as described more fully in the Plan document.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant's Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        As of December 31, 2003, upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

    Commingled Funds:

    SSgA Stable Value Fund—Funds are invested in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products.

    PIMCO Total Return Fund—Fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

    BCI Lifepath 2010 Fund—The fund uses an asset allocation approach; a neutral mix would be 30% equities, 60% debt securities, and 10% cash. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

    BCI Lifepath 2020 Fund—The fund uses an asset-allocation approach; a neutral mix would be 65% equities and 35% debt securities. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

    BCI Lifepath 2030 Fund—The fund uses an asset allocation approach; a neutral mix would be 70% equities and 30% debt securities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

    BCI Lifepath 2040 Fund—The fund uses an asset allocation approach; a neutral mix would be 100% equities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

    SSgA Securities Lending Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

    SSgA S&P 500 Flagship Fund—The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the Index.

    Van Kampen Growth and Income Fund—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

    Smith Barney Large Cap Growth Fund—The portfolio consists of securities of large-cap companies with the highest growth potential.

    Dreyfus Mid Cap Index Fund—The fund generally is fully invested in stocks included in the S&P MidCap 400 index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

    Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

    Smith Barney Small Cap Stock Index Fund—The fund invests in stocks of U.S. companies with relatively small market capitalizations, representing several industries and market sectors that are considered by the fund manager to be undervalued by the market or out-of-favor with investors.

    UBS U.S. Small Cap Growth Fund—The fund normally invests at least 80% of assets in equity securities of U.S. small capital growth companies. These companies typically have a market capitalization of $2 billion or less at the time of purchase. Investments in equity securities may include common stock and preferred stock. The fund seeks to invest in companies with strong business franchises and attractive competitive positions that generate rapidly rising earnings. Management targets companies with earnings growth in the top 40%. The fund may invest up to 20% of its total assets in foreign securities.

    Templeton Foreign Fund—The fund invests 80% of net assets in equity securities of companies outside the United States.

    Self-Managed Funds:

    Self managed funds—This is a brokerage option that allows participants to invest in approximately 200 different mutual funds.

    Common Stock Funds:

    Edwards Lifesciences Corporation Stock Fund—Consists of Edwards Common Stock. Voting rights are passed through to individual participants.

    Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants may no longer elect that contributions be invested in the fund, nor may they transfer any existing account balances into the fund.

Participant Loans

        Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans bear interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5% to 10%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

        On termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, receive periodic installments or transfer the balance in the participant's account to another qualified plan. Vested accounts of $5,000 or less will be automatically paid in a lump-sum amount.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) upon reaching age 59 1/2, becoming fully vested and completing five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

        Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

        A participant's non-vested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

        The investment in the Master Trust (see Note 3) is valued at the net asset value of the underlying investments within the Master Trust. The Master Trust's assets are primarily invested in funds managed by State Street Bank and Trust Company through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

        Net appreciation (depreciation) in Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.     Investments

        The Master Trust, held by State Street Bank and Trust Company, holds the assets of the Plan and the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan.

        The accompanying statements of net assets available for Plan benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan's net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

        Summarized financial information as provided by State Street Bank and Trust Company for the Trust as of December 31 is as follows:

	December 31,
	2003	2002
Cash and cash equivalents	$21,550	$116,451
Commingled and common stock funds	140,871,335	115,764,573
Participant loans	5,054,897	4,784,465

Net assets held by Master Trust	$145,947,782	$120,665,489

% of plan net assets held by Master Trust	95%	95%

        Investment income (loss) from Master Trust investments for the years ended December 31, 2003, and 2002 is as follows:

	Year Ended December 31,
	2003	2002
Interest income	$1,687,510	$2,267,952
Dividend income	152,834	163,292
Net appreciation (depreciation) in fair value of Commingled and common stock funds	17,891,710	(20,497,989)

Investment income (loss)	$19,732,054	$(18,066,745)

% of plan investment income (loss) from Master Trust	97%	98%

4.     Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

5.     Tax Status of the Plan

        The Company has received a favorable determination letter from the Internal Revenue Service on the Plan's federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.     Related Parties

        At December 31, 2003 and 2002, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds and short-term investment funds of the Trustee and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN

June 24, 2004	By:	/s/ CORINNE H. LYLE Corinne H. Lyle Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

QuickLinks

Index to Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
SIGNATURE
EXHIBIT INDEX